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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM 11-K


/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the fiscal year ending December 30, 2002.

                                      OR

/_/ Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.     Full title of the Plan:

       Mail-Well Corporation 401(k) Savings and Retirement Plan for Union Employees


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

       Mail-Well, Inc.
       8310 South Valley Highway
       Suite 400
       Englewood, Colorado 80112



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          Mail-Well Corporation 401(k) Savings and Retirement Plan
                             for Union Employees

                            Financial Statements
                          and Supplemental Schedule


                        Year ended December 30, 2002





                                  CONTENTS

Report of Independent Auditors..........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................2
Statement of Changes in Net Assets Available for Benefits...............3
Notes to Financial Statements...........................................4


Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...........9













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                       Report of Independent Auditors

The Trustees and Participants of
   Mail-Well Corporation 401(k)
   Savings and Retirement Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of the Mail-Well Corporation 401(k) Savings and Retirement Plan for Union Employees as of December 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 30, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Denver, Colorado
June 20, 2003

                                                                           1

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
                          Mail-Well Corporation 401(k) Savings and Retirement Plan
                                             for Union Employees

                               Statements of Net Assets Available for Benefits




                                                                                    DECEMBER 30,
                                                                             2002                2001
                                                                    ----------------------------------------
Investments, at fair value:
   Mutual funds                                                           $1,891,494          $3,175,374
   Common Collective Trusts                                                2,235,496           2,877,067
   Mail-Well common stock                                                    234,403             356,147
   Participant loans                                                         263,652             289,688
                                                                    ----------------------------------------
Total investments                                                          4,625,045           6,698,276

Receivables:
   Employee contributions                                                     22,735              38,739
   Employer contributions                                                     14,356              20,229
                                                                    ----------------------------------------
Total receivables                                                             37,091              58,968
                                                                    ----------------------------------------
Net assets available for benefits                                         $4,662,136          $6,757,244
                                                                    ========================================


See accompanying notes.

                                                                           2

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
                          Mail-Well Corporation 401(k) Savings and Retirement Plan
                                             for Union Employees

                          Statement of Changes in Net Assets Available for Benefits

                                        Year ended December 30, 2002

Investment income (loss):
   Net depreciation in fair value of investments                                              $ (922,688)
   Investment income                                                                             138,252
   Interest on loans to participants                                                              18,341
                                                                                        --------------------
Net investment loss                                                                             (766,095)

Contributions:
   Employee contributions                                                                        695,666
   Employer contributions                                                                        443,509
   Adjustments and forfeitures                                                                    (1,738)
                                                                                        --------------------
Total contributions                                                                            1,137,437

Asset transfers to other plans                                                                (1,372,193)

Payment of benefits to participants                                                           (1,094,257)
                                                                                        --------------------
Decrease in net assets available for benefits                                                 (2,095,108)

Net assets available for benefits, beginning of year                                           6,757,244
                                                                                        --------------------
Net assets available for benefits, end of year                                                $4,662,136
                                                                                        ====================


See accompanying notes.

                                                                           3

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          Mail-Well Corporation 401(k) Savings and Retirement Plan
                             for Union Employees

                        Notes to Financial Statements

                              December 30, 2002


1. DESCRIPTION OF THE PLAN

The following description of the Mail-Well Corporation 401(k) Savings and Retirement Plan for Union Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan was adopted effective December 1, 1999. The Plan is a salary deferral plan of Mail-Well Corporation (the "Company") for union employees. Eligible employees, where collectively bargained, become eligible according to the terms of the collective bargaining agreements.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of Company contributions and Plan earnings, and is charged with an allocation of administrative expenses.

ASSET TRANSFERS TO OTHER PLANS

During 2002, selected employee assets were transferred out of the Plan as a result of the Company selling certain operating segments.

VESTING

A participant is 100% vested in their contributions at all times. Vesting in employer contributions occurs 20% for each year of service. Upon reaching five years of service, all employer contributions are fully vested. Years of service attributable


                                                                           4

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          Mail-Well Corporation 401(k) Savings and Retirement Plan
                             for Union Employees

                  Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

to predecessor companies prior to such individual being employed by the Company are recognized in full for vesting purposes. All employer contributions become fully vested upon retirement, disability, or death of the participant.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

LOANS TO PARTICIPANTS

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participants' nonforfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years.

PAYMENT OF BENEFITS

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance with the Company until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

EXPENSES

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts. Participants pay fees for loans and withdrawals.

FORFEITURES

Upon termination by a participant, employer contributions that have not vested are used to offset administrative expenses. Any forfeitures remaining shall then be used to reduce employer contributions for the Plan year immediately following the Plan year in which the forfeiture occurs.

                                                                           5

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          Mail-Well Corporation 401(k) Savings and Retirement Plan
                             for Union Employees

                  Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan recognizes income, expenses and other changes in net assets available for benefits using the accrual method of accounting.

The Plan's investments are recorded in the financial statements at fair value based on published market values except participant loans which are stated at face value, which approximates fair value. Unrealized and realized appreciation (depreciation) of investments during the period is included in net depreciation in fair value of investments. Realized gains and losses on sales of investments are determined using the average-cost basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.


                                                                           6

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          Mail-Well Corporation 401(k) Savings and Retirement Plan
                             for Union Employees

                  Notes to Financial Statements (continued)



4. INVESTMENTS

During the year ended December 30, 2002, the Plan's investments (including investments purchased, sold and held during the period) depreciated in fair value as determined by quoted market prices as follows:

     Mutual funds                                                                            $(462,494)
     Common collective trusts                                                                 (344,488)
     Common stock                                                                             (115,706)
                                                                                       --------------------
                                                                                             $(922,688)
                                                                                       ====================

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 30, 2002 and 2001 are as follows:

                                                                                  DECEMBER 30,
                                                                            2002                2001
                                                                   ----------------------------------------
     Mutual funds:
        Putnam Investors Fund                                            $  477,330          $  999,403
        The George Putnam Fund of Boston                                    591,242           1,040,096
        PIMCO Total Return                                                  418,622             434,929
     Putnam S&P 500 Index Fund                                              909,846           1,420,432
     Putnam Stable Value Fund                                             1,325,650           1,456,635
     Mail-Well Common Stock                                                 234,403             356,147

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting by the Plan's trustee.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 30, 2002 and 2001:

                                                                            2002                2001
                                                                   ----------------------------------------
     Net assets available for benefits per the financial
        statements                                                       $4,662,136          $6,757,244
     Employer's contribution receivable                                     (14,356)            (20,229)
     Participants' contributions receivable                                 (22,735)            (38,739)
                                                                   ----------------------------------------
     Net assets available for benefits per the Form 5500                 $4,625,045          $6,698,276
                                                                   ========================================

                                                                           7

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          Mail-Well Corporation 401(k) Savings and Retirement Plan
                             for Union Employees

                  Notes to Financial Statements (continued)



5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of contributions to participant accounts per the financial statements to the Form 5500 for the year ended December 30, 2002:

                                                                          EMPLOYER            EMPLOYEE
                                                                       CONTRIBUTIONS       CONTRIBUTIONS
                                                                   ----------------------------------------
     Contributions made to participant accounts
        per the financial statements                                      $443,509             $695,666
     Contribution receivable not recorded on the
        Form 5500 at December 30, 2001                                      20,229               38,739
     Contribution receivable not recorded on the
        Form 5500 at December 30, 2002                                     (14,356)             (22,735)
                                                                   ----------------------------------------
     Contributions made to participant accounts
        per the Form 5500                                                 $449,382             $711,670
                                                                   ========================================



                                                                           8

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
                          Mail-Well Corporation 401(k) Savings and Retirement Plan
                                             for Union Employees

                                       EIN: 84-1250534--Plan: No. 007

                        Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                              December 30, 2002


                                                                            NUMBER              CURRENT
                   IDENTITY OF ISSUE/DESCRIPTION                          OF SHARES              VALUE
------------------------------------------------------------------------------------------------------------
Mutual Funds:
  Putnam Investors Fund                                                      53,633           $  477,330
  The George Putnam Fund of Boston*                                          39,922              591,242
  PIMCO Total Return                                                         39,234              418,622
  Algers Small Cap Fund                                                       8,676               94,651
  Growth Fund Putnam Asset Allocation*                                        3,509               27,864
  Balanced Fund Putnam Asset Allocation*                                      6,597               55,088
  Conservative Fund Putnam Asset Allocation*                                  4,233               33,571
  The Putnam Fund for Growth & Income*                                        4,399               62,967
  Putnam International Growth Fund*                                           7,946              130,159
Mail-Well Common Stock*                                                      90,155              234,403
Putnam Stable Value Fund*                                                 1,325,650            1,325,650
Putnam S&P 500 Index Fund*                                                   42,083              909,846
Participant loans, 7.0%-10.5%*                                                                   263,652
                                                                                        --------------------
                                                                                              $4,625,045
                                                                                        ====================

*Investments with a party-in-interest.


                                                                           9


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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 30, 2003           Mail-Well Corporation Savings and Retirement Plan
                              for Union Employees

                              /s/ Michel P. Salbaing

                              Michel P. Salbaing
                              Sr. Vice President - Chief Financial Officer